Mediacom

Communication Corp

PE 12-31-01



Transforming Our Company, Our Network and Our Customers' Lives

2001 ANNUAL REPORT

company profile


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Mediacom Communications is the nation's 8th largest cable television company and the leading cable operator focused on serving smaller cities and towns in the United States. Our cable systems connect 2.6 million homes and serve 1.6 million subscribers in 23 states.



Our goal is to offer the latest broadband communications technologies and first-class service to our customers. We currently provide a wide array of broadband products and services, including traditional video services, digital television, high-speed Internet access and video-on-demand.

financial and operating highlights

Mediacom Communications Corporation

(dollars in thousands)	1996[1]	1997	1998	1999	2000	**2001**
Revenues	$5,411	$17,634	$129,297	$176,052	$332,050	**$589,987**
Operating Cash Flow	$2,699	$8,509	$54,055	$78,094	$155,967	**$251,197**
Operating Cash Flow Margin	49.9%	48.3%	41.8%	44.4%	47.0%	**42.6%**
Total Assets	$46,560	$102,791	$451,152	$1,272,881	$1,379,972	**$3,649,047**
Total Debt	$40,529	$72,768	$337,905	$1,139,000	$987,000	**$2,798,000**
Total Stockholders' Equity	$4,537	$24,441	$78,651	$54,615	$261,621	**$507,576**
Homes Passed	38,749	87,750	520,000	1,071,500	1,173,000	**2,630,000**
Basic Subscribers	27,153	64,350	354,000	719,000	779,000	**1,595,000**
Digital Customers	—	—	—	5,300	40,000	**321,000**
Data Customers	2,225	2,518	4,729	5,100	15,600	**115,000**
Percentage of Cable Network at 550MHz-870MHz Bandwidth	0%	25%	45%	57%	74%	**75%**

[1] Revenues and operating cash flow are for the period from the commencement of our operations on March 12, 1996 through December 31, 1996.

Revenues
(dollars in millions)


5.4
17.6
129.3
176.1
332.1
590.0
'96
'97
'98
'99
'00
'01

Operating Cash Flow
(dollars in millions)


2.7
8.5
54.1
78.1
156.0
251.2
'96
'97
'98
'99
'00
'01

Basic Subscribers
(in thousands)


27
64
354
719
779
1,595
'96
'97
'98
'99
'00
'01

dear fellow



What a difference a year makes. As I was writing to you at this time last year, we had recently celebrated the first anniversary of our initial public offering, and had just entered into agreements to acquire cable systems from AT&T Broadband, LLC. In fact, at that time, we were actually in the process of developing comprehensive integration and financing strategies for what would become our largest acquisitions to date.

Since then, Mediacom has undergone a dramatic transformation and, thanks to the ongoing dedication and diligence of our employees, accomplished a tremendous amount. The significant highlights of 2001 include:

- Our acquisitions from AT&T Broadband of cable systems serving about 800,000 basic subscribers in Georgia, Illinois, Iowa and Missouri in June and July 2001 for an aggregate purchase price of approximately $2.07 billion. These transactions more than doubled the size of our Company, added cable systems comprising top 100 television markets, such as Des Moines, Iowa and Springfield, Missouri, and significantly improved our demographic and technical profiles. Importantly, at less than $2,600 per subscriber, we paid the "right" price, one that we believe will enable us to deliver the kinds of returns our shareholders expect.

- Despite a turbulent environment in the capital markets, we successfully raised over $2.4 billion to fund the acquisitions through concurrent offerings in the equity, high yield, convertible debt and bank debt markets, underscoring the investment community's ongoing confidence in our business plan and growth strategy.

Mediacom

- We made significant progress with the integration of the AT&T Broadband cable systems. Primarily through improvements in operating efficiency and leveraging our lean corporate infrastructure, we increased the operating cash flow margin for the acquired properties from 31.0% in the second quarter of 2001 (the quarter before we acquired them) to 39.6% in the fourth quarter of 2001 (before incremental expenses related to our transition to Mediacom Online).

- Our goals for growth in basic subscribers, digital customers and data customers were achieved, and our aggressive network upgrade targets were attained.

- Last, but certainly not least, we delivered the best stock price performance in our cable peer group.

Everyone on the Mediacom team should clearly be proud of these accomplishments. Not only did we transform our Company over the past year, but we continued to transform our broadband network and our customers' lives by making available our expanding suite of advanced broadband products and services to even more of the smaller cities and towns in the United States. Accordingly, "Transformation" is a fitting theme for our 2001 Annual Report.

Integration—Mission Accomplished

Doubling in size is a challenging task for any company. Fortunately, our senior management team had guided Mediacom through similar events twice before, in early 1998 and late 1999. As a result, I knew we were up to the task.

We began working hard to ensure our success before the ink on the contracts was dry. During the few months between signing and closing the transactions, we developed comprehensive plans for capital investment, new product and service introductions, human resources and financing, and we wasted no time in implementing our blueprint once the acquisitions closed by mid-July.

One of our most important decisions was to reorganize our field management structure of six operating regions into three operating divisions—Southern, Midwest and North Central—with each division led by a Vice President. In turn, each division consists of two or three regions. We also acquired a stand-alone advertising sales business as part of the AT&T Broadband transactions that we named OnMedia. We expect to leverage OnMedia's advertising expertise across our existing operations.

We believe this new organizational structure provides the most effective combination of oversight and support from the corporate office with decentralized decision-making in the field. Our veteran field people already appreciate the kind of autonomy and opportunity we provide; it has been refreshing to see the field teams who joined Mediacom in our latest acquisitions embrace these concepts so quickly.

As we approach the first anniversary of the completion of these deals, we are very pleased not only with the progress we have made, but also with the exciting opportunities that lie ahead.

"We remain confident in the opportunities technologies and are very focused on

Closing the Digital Divide

I founded our Company focused on the opportunity to bridge the digital divide that was developing between smaller cities and towns and large urban markets in the United States. Since acquiring our first cable system in 1996, we have invested over $600 million to upgrade the bandwidth capacity of our cable systems, consolidate headends, and activate two-way communications capability. These investments have enabled us to introduce an expanded array of video programming services, digital cable and high-speed Internet access to hundreds of thousands of homes.

By the end of 2001, including all of our acquisitions, approximately 75% of our cable network was upgraded with 550MHz to 870MHz bandwidth capacity and about 68% of our homes passed were activated with two-way communications capability. At the same time, approximately 88% of our basic subscribers had access to digital cable service and our high-speed Internet access service was marketed to about 54% of our homes passed.

During the year, we adeptly navigated uncertainty in our high-speed Internet access business. We transitioned our third-party provider from ISP Channel to Excite@Home in mid-year after ISP Channel decided to leave the business. Late last year, we began laying the groundwork for the transition from Excite@Home to Mediacom Online, our proprietary high-speed Internet access service, which was successfully completed in February 2002. Mediacom Online provides our customers with enhanced features and functionality and gives us greater control over this crucial part of our business.

We expect to make significant progress toward the completion of our network upgrade program in 2002. By the end of this year, we project that approximately 94% of our cable network will be upgraded with 550MHz to 870MHz bandwidth capacity and about 88% of our homes passed will be activated with two-way communications capability. We also forecast that approximately 95% of our subscriber base, or 1.5 million basic subscribers, will have digital cable access, and our cable modem service will be marketed to about 80%, or 2.1 million, of our homes passed.

Our markets serve as a prime example that strong demand for advanced broadband products and services is not limited to major urban centers. At the end of 2001, we served 321,000 digital customers and 115,000 data customers. Moreover, we project that we will add in 2002 more digital and data customers than we added in 2001 on a pro forma basis, which assumes the AT&T Broadband acquisitions were completed on January 1, 2001.

To accomplish these objectives, as well as additional headend consolidation, network repair and maintenance and new plant construction, we plan to invest between $410 million and $430 million in capital expenditures in 2002, bringing our cumulative capital investments since our inception to over $1.0 billion. We anticipate substantially completing our upgrades by June 2003—at which point we expect to have 40 master headends serving about 90% of our subscriber base.

We remain confident in the opportunities offered by broadband technologies and are very focused on realizing their full potential. In order to enhance the consumer experience, we will continue to make the bundle of advanced broadband products and services available to an increasing percentage of our customer base. We will also continue to explore opportunities to expand our product and service offerings. In March 2002, we launched video-on-demand service in our Mobile, Alabama cable system and expect to launch this service in more markets this year. We are also evaluating opportunities in Internet protocol telephony, or IP telephony, and plan to perform a trial of this service in late 2002 or early 2003.

Our Financial Strength and Performance

Since our founding, we have adhered to a disciplined and deliberate financial policy that has ensured our continued access to both the debt and equity markets and has enabled us to grow dramatically through opportunistic acquisitions. The key components of our strategy include the prudent use of leverage to optimize the overall cost of capital and to enhance shareholder returns, maintaining significant liquidity in the form of unused bank lines and extending the maturity schedule of our debt obligations. Indeed, as a result of our most recent round of financings in 2001, we currently have unused long-term credit commitments of over $1.0 billion, debt maturities of only $50 million through 2005, and an all-in cost of debt capital of less than 7%. Consequently, our financial strategy enables us to operate from a position of strength regardless of the condition of the capital markets.

The completion of our network upgrade activities is projected for June 2003, beyond which we expect to begin generating positive free cash flow. As a result of our diligent focus on preserving financial flexibility, the forecasted cash needs to implement our business plan are fully funded more than three times over by the liquidity provided by our unused credit commitments.

Of course, we will remain keenly focused on maximizing our financial performance. We expect to generate revenues of $923 million to $931 million in 2002, a pro forma increase of 10% to 11%. Furthermore, based on our guidance for pro forma operating cash flow of $380 million to $385 million in 2002, or a pro forma increase of 16.0% to 17.5%, we expect to be at or near the top of our peer group in pro forma operating cash flow growth.

Our Employees, Customers and Investors

I extend my heartfelt thanks to our 3,500 employees, including the newest members of the Mediacom family who joined us through our acquisitions in 2001. Their entrepreneurial spirit, shared vision and determination are truly the keys to our success. I also express my gratitude to all of our customers and the communities in which we operate for their continued patronage as we strive to bring them the best that broadband has to offer. Finally, I thank our investors for your ongoing support. Rest assured that we value the trust and reputation we have earned within the investment community and continue to adhere to the highest possible standards of ethical conduct.

Rocco B. Commisso
Founder, Chairman and Chief Executive Officer

April 30, 2002

Mediacom

transforming









Operating Divisions

	North Central	Midwest	Southern
Basic Subscribers	586,000	562,000	447,000
Digital Customers	129,000	104,000	88,000
Data Customers	51,100	38,500	25,400

our company

Mediacom more than doubled in size in 2001 through the largest acquisition in the cable industry.

2001 represented a defining period in the history of Mediacom. We more than doubled in size through the acquisition of 800,000 basic subscribers from AT&T Broadband, and we added cable systems comprising top 100 television markets such as Des Moines and Cedar Rapids, Iowa; the Quad Cities in Iowa and Illinois; and Springfield, Missouri. Importantly, most of these cable systems are adjacent, or in close proximity, to our other operations. In fact, although we more than doubled in size, we entered only one new state. By the end of 2001, approximately 60% of our customers were located in the top 100 television markets.

With most of the larger cable operators continuing to focus on major urban centers and divesting what they consider non-strategic assets in other communities, we were able once again to implement our disciplined acquisition strategy and opportunistically purchase cable systems serving smaller cities and towns of the United States. Under our ownership, these communities now receive the attention and investment they deserve.



Central Iowa Regional Office
Cedar Rapids, Iowa



The urban-market focus of most large cable companies has created an opportunity for us to bridge the digital divide in smaller cities and towns.

transforming our

Mediacom remains committed to the deployment of new technologies.



Mediacom is committed to providing virtually all of our markets with access to a suite of advanced broadband products and services. Our quest is driven by a massive multi-year capital investment program that will see our cumulative capital investments, excluding the purchase price for our cable systems, exceed $1.0 billion by the end of 2002. We expect our network upgrades to be substantially completed by June 2003.

The transformation of our cable network into a smart broadband pipe involves several steps, including upgrading the bandwidth capacity and activating two-way communications capability of nearly every mile of our 44,000-plus mile network. An important step in our network upgrade, which makes the widespread deployment of advanced services, such as digital cable or high-speed Internet access, to smaller communities economically feasible, is the consolidation of our headends, which receive and process the signals transmitted over our cable systems.



In order to launch a service such as high-speed Internet access across a cable system, a certain amount of fixed investment generally must be made at each headend, regardless of its size. If the customer base served by a headend is too small, it might not make economic sense to make those investments in the "small" headend. Due to the close proximity of many of our headends, we are able to overcome this obstacle by using fiber-optic cable to connect the "small" headend to a "large" headend that can justify the investment in advanced services equipment. As a result, the investments we make in equipment at the "large" headend can be used to provide broadband products and services to the customers formerly served by the "small" headend. Ultimately, we expect that 90% of our entire subscriber base will be served by 40 master headends. Our Iowa network provides an excellent example of how we bridge the digital divide.

Iowa: A Case Study

We are the largest cable operator in Iowa. At one point in time, it required nearly 170 headends to serve virtually all of our customers in the state. Many of those headends served a small customer base and, as stand-alone systems, could not justify the capital investment required for most advanced services. However, our headend consolidation program is changing all that. We are in the process of interconnecting most of the small headends with large headends using fiber-optic cable, and by June 2003 we expect that virtually all of our customers in Iowa will be served by just eight master headends. As a result, high-speed Internet access and other advanced broadband services will be available not only in Des Moines and Cedar Rapids, but also in Red Oak, Eagle Grove and Wapello.

network



Ongoing capital investments in our network make broadband possible.

transforming our customers' lives


7:01PM
PAY-PER-VIEW BY TITLE
Watch Previews
Deep Blue Sea
Entrapment
Never Been Kissed
The Iron Giant
Muppets from Space
Idle Hands
See the E! True Hollywood Story - Only on E!
HBO
HBO2
HBO
HBO Family

Navigation and program selection is fast and simple with Mediacom Digital.



With so many options available, it's easy to find something the whole family will enjoy.

Mediacom Digital


7:01PM
7:00 PM Thur
201 Discovery Kids
202 Discovery Health
203 Science Channel
204 Game Show Net
205 Fox Sports World
207 BBC America
208 Independent Film
IFC
BBC AMERICA
Boxing live on PPV! Click to order

What do our customers love about digital cable service? The list seems endless. Mediacom Digital has been a hit with our customers from the beginning with its advanced product offerings, expanded channel options and digital quality picture and sound. With up to 64 screens of premium networks and as many as 39 pay-per-view movie and sports channels, we provide a multi-plex environment that all but insures access to our customers' favorite titles. And once it's "discovered," the music service, with up to 45 options to choose from, often becomes one of the digital package's most favored features. Finally, the interactive program guide provides dozens of viewer preferences, programmed by each household member, as well as parental control, program search, and genre selection, all within the touch of a universal remote. Mediacom Digital gives the viewer ultimate control.

"I have had digital cable now for six months and I love it. I always know what is going to be on and what is coming up. I can also rent movies from home, which saves a lot of time out in the cold. I also have many other channels that I wouldn't normally get on basic cable. I would never switch back!"

Brookings, South Dakota

"I wanted to thank you for upgrading me to digital cable. The clarity of the sound – it's like I have my own theater – and in the privacy of my home! I can't believe the number of channels I get. I'll never be bored again. Now I'm going to have to get a more comfortable couch."

Des Moines, Iowa

"I love the digital box's interactive guide. I can check to see what's coming up next on that channel without switching off the program I'm currently watching."

Waseca, Minnesota

"I love the versatility of the remote control. I use the flip bar all the time. I can be watching a program and yet still see what is going on with other channels. All the different information you can get by pressing the menu button is impressive."

Springfield, Missouri





Mediacom Online—New Name and Better Than Ever

Throughout 2001, Mediacom provided reliable high-speed Internet access to a growing customer base as our communities continued to discover the value and convenience of our cable modem service. Mediacom stayed true to our value proposition, delivering the latest technology to communities large and small. In late 2001, Mediacom began laying the groundwork for the successful transition in February 2002 of our cable modem customers from Mediacom@Home to Mediacom Online, our new, proprietary high-speed Internet service. With Mediacom Online, our customers now have access to value-added features such as web mail functionality and enhanced local community content. Importantly, we now have greater control of our high-speed Internet operations. In the ever-changing world of the Internet, Mediacom has proven once again that it can adapt and flourish in challenging times.

"I do a lot of business-type work from our home and greatly appreciate the convenience of Mediacom Online as part of that process. We used to have a dedicated phone line and dial-up modem and there is literally no comparing the two forms of Internet access. When I look back at the 'old way' of doing things, it's hard to imagine I could get anything accomplished at all. Thanks for providing an Internet connection that really works."

Des Moines, Iowa

"I want to commend you for the painless transition from @Home to Mediacom Online. I followed your instructions and had our three computers back on the Internet, with all e-mail addresses functioning, as fast as I could move between them. Keep up the good work."

Moline, Illinois

"I guess the best thing you can say about any Internet service provider is that 'I don't notice them.' The reliability and performance is so consistently outstanding that after a while, you just forget they are there."

Hendersonville, North Carolina


THE FAST TRACK
INTERNET
Mediacom
ONLINE

The Future: Video-On-Demand, IP Telephony, Interactive Home Security

The power of broadband is moving beyond entertainment.




Time Left 1:27
Mediacom
Rew
Play
FF
Pause
Stop

Video-on-demand allows you to rewind, fast-forward or pause your viewing selection, just like a VCR.





We expect to perform a trial of IP telephony in late 2002 or early 2003.

Customer Service

Customer service at Mediacom is adapting as rapidly as the products we deliver. Supporting digital video, high-speed Internet access and video-on-demand requires a professional and technically proficient team of service representatives. Factor in the prospect of deploying additional products and services such as IP telephony, e-commerce, home security and home networking, and it's easy to see how the success of our business is inextricably linked to the customer service we provide.

At Mediacom, our 800 customer service representatives (CSRs), whether in one of our contact centers or in our field offices, are prepared and eager to satisfy customer needs; not just in a fast and friendly fashion, but thoroughly and with just one contact. To support our "One Call" objective, each CSR receives initial and ongoing job skills training, as well as daily coaching and supervision. However, this is only one facet of the customer care equation. In the field, visits made by our 1,400 service technicians to homes and businesses in the communities we serve are backed by an on-time guarantee that provides customers with account credit or free installation if service is tardy.

We know that the customer service we provide is only as good as the last call, which is why we constantly strive to enhance customer contact experiences through technological enhancements, investments in our facilities, training and process improvements.



"Most of us are quick to complain about service, but few of us compliment quick and courteous service. Thank you for the quick, competent service and especially for the quality of the personnel representing your company."

Iowa City, Iowa

"The Gulf County Board of Commissioners would like to extend their thanks and appreciation to Mediacom for their excellent service. We have had a productive relationship for many years and we are looking forward to continuing the same for many years to come. Gulf County has seen many changes in the last few years and Mediacom's willingness to work with us regarding our public educational channels is definitely appreciated. Also, we appreciate the excellent customer service that you provide to our citizens."

Board of County Commissioners
Gulf County, Florida



Financial Table of Contents

Selected Financial Data

In the table below, we provide you with selected historical consolidated financial and operating data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001, which are derived from our audited consolidated financial statements.

Mediacom Communications Corporation was organized as a Delaware corporation in November 1999 and completed an initial public offering in February 2000. Mediacom LLC was formed as a New York limited liability company in July 1995 and since that time its taxable income or loss has been included in the federal and certain state income tax returns of its members. Upon completion of our initial public offering, we became subject to the provisions of Subchapter C of the Internal Revenue Code. As a C corporation, we are subject to federal, state and local income taxes.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Year Ended December 31,	1997	1998	1999	2000	**2001**
(dollars in thousands, except per share and per subscriber amounts)					
Statement of Operations Data:					
Revenues	$ 17,634	$ 129,297	$ 176,052	$ 332,050	**$ 589,987**
Costs and expenses:					
Service costs (1)	5,547	43,849	58,058	114,234	**224,291**
Selling, general and administrative expenses	2,696	25,596	32,949	55,820	**105,794**
Corporate expenses (2)	882	5,797	6,951	6,029	**8,705**
Depreciation and amortization	7,636	65,793	101,065	178,331	**310,785**
Non-cash stock charges relating to corporate expenses (3)	—	—	15,445	28,254	**2,904**
Operating income (loss)	873	(11,738)	(38,416)	(50,618)	**(62,492)**
Interest expense, net (4)	4,829	23,994	37,817	68,955	**139,867**
Loss on derivative instruments, net (5)	—	—	—	—	**8,441**
Other expense (income) (6)	640	4,058	5,087	30,024	**(21,653)**
Net loss before income taxes	(4,596)	(39,790)	(81,320)	(149,597)	**(189,147)**
Provision for income taxes	—	—	—	250	**87**
Net loss before cumulative effect of accounting change	(4,596)	(39,790)	(81,320)	(149,847)	**(189,234)**
Cumulative effect of accounting change (7)	—	—	—	—	**(1,642)**
Net loss	$ (4,596)	$ (39,790)	$ (81,320)	$ (149,847)	**$ (190,876)**
Basic and diluted loss per share: (8)					
Before cumulative effect of accounting change	$(3.66)	$(5.28)	$(7.82)	$(1.79)	**$(1.78)**
Cumulative effect of accounting change	—	—	—	—	**(0.02)**
Loss per share	$(3.66)	$(5.28)	$(7.82)	$(1.79)	**$(1.80)**
Weighted average common shares outstanding (8)	1,255,501	7,537,912	10,403,749	83,803,032	**105,779,737**
Balance Sheet Data (end of period):					
Total assets	$102,791	$ 451,152	$1,272,881	$1,379,972	**$ 3,649,047**
Total debt	72,768	337,905	1,139,000	987,000	**2,798,000**
Total stockholders' equity	24,441	78,651	54,615	261,621	**507,576**
Other Data:					
System cash flow (9)	$ 9,391	$ 59,852	$ 85,045	$ 161,996	**$ 259,902**
System cash flow margin (10)	53.3%	46.3%	48.3%	48.8%	**44.1%**
Operating cash flow (11)	$ 8,509	$ 54,055	$ 78,094	$ 155,967	**$ 251,197**
Operating cash flow margin (12)	48.3%	41.8%	44.4%	47.0%	**42.6%**
Net cash flows provided by (used in):					
Operating activities	$ 7,007	$ 53,556	$ 54,216	$ 95,527	**$ 258,625**
Investing activities	(60,008)	(397,085)	(851,548)	(297,110)	**(2,450,947)**
Financing activities	53,632	344,714	799,593	201,262	**2,203,477**
Operating Data (end of period, except average):					
Homes passed (13)	87,750	520,000	1,071,500	1,173,000	**2,630,000**
Basic subscribers (14)	64,350	354,000	719,000	779,000	**1,595,000**
Basic penetration (15)	73.3%	68.1%	67.1%	66.4%	**60.6%**
Digital customers (16)	—	—	5,300	40,000	**321,000**
Data customers (17)	2,518	4,729	5,100	15,600	**115,000**
Average monthly revenues per basic subscriber (18)	$32.11	$32.88	$35.52	$38.45	**$44.79**

(Notes on following page)

Notes To Selected Financial Data

(1) Service costs for the year ended December 31, 2001 include $5.8 million of incremental expenses incurred during the fourth quarter related to the transition from Excite@Home to Mediacom Online[SM].

(2) Represents actual corporate expenses subsequent to our initial public offering in February 2000 and fees paid to Mediacom Management Corporation, a Delaware corporation, for management services rendered to our operating subsidiaries under management agreements prior to our initial public offering. Such management agreements were terminated upon the completion of our initial public offering. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate overhead. See Notes 10 and 15 of our consolidated financial statements.

(3) Non-cash stock charges relating to corporate expenses:
- for the year ended December 31, 2001 resulted from the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 2000 consist of a one-time $24.5 million charge resulting from the termination of the management agreements with Mediacom Management upon completion of our initial public offering in February 2000 and a $3.8 million charge relating to the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 1999 consist of a $0.6 million charge resulting from amendments to our management agreements with Mediacom Management and a $14.8 million charge relating to the vesting of equity grants to certain members of our management team.

See Notes 10 and 14 of our consolidated financial statements.

(4) Net of interest income. Interest income for the periods presented was not material.

(5) Loss on derivatives, net, represents the change in the fair value of our interest rate derivatives as a result of the decrease in market interest rates. See Note 7 of our consolidated financial statements.

(6) Includes $30.0 million of deferred revenue recognized during the year ended December 31, 2001 resulting from the termination of our relationship with SoftNet Systems, Inc. During the year ended December 31, 2000, a $28.5 million non-cash charge was recorded relating to the decline in value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary. See Note 13 of our consolidated financial statements.

(7) Relates to our adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(8) Basic and diluted loss per share is calculated based on the weighted average shares outstanding. Since our initial public offering in February 2000, the weighted average shares outstanding was based on the actual number of shares outstanding. Prior to our initial public offering, the weighted average shares outstanding was computed based on the conversion ratio used to exchange the Mediacom LLC's membership units for shares of Mediacom Communications Corporation Class A and Class B common stock immediately prior to our initial public offering. See Note 3 of our consolidated financial statements.

(9) Represents operating cash flow, as defined in note 11 below, before corporate expenses. System cash flow:
- is not intended to be a performance measure that should be regarded as an alternative either to operating income (loss) or net income (loss) as an indicator of operating performance or to the statement of cash flows as a measure of liquidity;
- is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; and
- should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

System cash flow is included in this report because our management believes that system cash flow is a meaningful measure of performance commonly used in the cable television industry and by the investment community to analyze and compare cable television companies. Our definition of system cash flow may not be identical to similarly titled measures reported by other companies.

(10) Represents system cash flow as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance, for the reasons discussed in note 9 above.

(11) Represents operating income (loss) before depreciation and amortization and non-cash stock charges relating to corporate expenses. Operating cash flow:
- is not intended to be a performance measure that should be regarded as an alternative either to operating income (loss) or net income (loss) as an indicator of operating performance or to the statement of cash flows as a measure of liquidity;
- is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; and
- should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Operating cash flow is included in this report because our management believes that operating cash flow is a meaningful measure of performance commonly used in the cable television industry and by the investment community to analyze and compare cable television companies. Our definition of operating cash flow may not be identical to similarly titled measures reported by other companies.

(12) Represents operating cash flow as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance, for the reasons discussed in note 11 above.

(13) Represents the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

(14) Represents subscribers of a cable television system who receive a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services.

(15) Represents basic subscribers as a percentage of homes passed.

(16) Represents customers that receive digital cable services.

(17) Represents customers that access the Internet through cable modem service or a conventional modem and telephone line connection.

(18) Represents average monthly revenues for the last three months of the period divided by average basic subscribers for such period. Average monthly revenues per basic subscriber includes the revenues of acquisitions of cable systems made during the last three months of the period as if such acquisitions were completed at the beginning of the three-month period. This measurement is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance.

Management's Discussion and Analysis of Financial Condition and

Reference is made to the "Risk Factors" contained in our annual report on Form 10-K for the year ended December 31, 2001 for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2001, 2000 and 1999.

Organization

Mediacom Communications Corporation was organized as a Delaware corporation in November 1999 and completed an initial public offering in February 2000. Immediately prior to the completion of our initial public offering, we issued shares of common stock in exchange for all of the outstanding membership interests in Mediacom LLC, a New York limited liability company, upon which Mediacom LLC became our wholly-owned subsidiary. Mediacom LLC commenced operations in March 1996 and until June 2001 served as the holding company for all of our operating subsidiaries.

Mediacom Broadband LLC, our wholly-owned subsidiary, was organized as a Delaware limited company in April 2001 for the purpose of acquiring cable systems from AT&T Broadband, LLC. Mediacom Broadband LLC's operating subsidiaries completed the acquisitions of the AT&T cable systems in June and July 2001.

Until our initial public offering in February 2000, Mediacom Management Corporation, a Delaware corporation, provided management services to the operating subsidiaries of Mediacom LLC under management agreements and received annual management fees. Such management agreements were terminated upon the date of our initial public offering. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate overhead. These employee expenses and corporate overhead are reflected as our corporate expenses. See Notes 10 and 15 of our consolidated financial statements.

Acquisitions

We significantly expanded our business in the last three years through acquisitions. All acquisitions have been accounted for under the purchase method of accounting and, therefore, our historical results of operations include the results of operations for each acquired system subsequent to its respective acquisition date. On June 29, 2001, we acquired from AT&T Broadband, LLC cable systems in the state of Missouri serving approximately 94,000 basic subscribers for a purchase price of approximately $300.0 million. On July 18, 2001, we acquired from AT&T Broadband cable systems in the states of Georgia, Illinois and Iowa serving approximately 706,000 basic subscribers for an aggregate purchase price of approximately $1.77 billion. As of December 31, 2001, these cable systems served an aggregate of 824,000 basic subscribers in Georgia, Illinois, Iowa and Missouri, or about 52% of our total subscriber base. In 2000, we acquired cable systems serving a total of 53,000 basic subscribers as of their respective dates of acquisition for an aggregate purchase price of $109.2 million (the "2000 Acquisitions"). In 1999, we acquired cable systems serving a total of 358,000 basic subscribers as of their respective dates of acquisition for an aggregate purchase price of $759.6 million (the "1999 Acquisitions"). These acquisitions affect the comparability of our historical results of operations.

General

For the past three years, we have generated significant increases in revenues principally as a result of our acquisition activities and increases in monthly revenues per basic subscriber. Approximately 91.7% of our revenues for the year ended December 31, 2001 are attributable to monthly subscription fees charged to customers for our core cable television services, including basic, expanded basic and premium programming, digital cable television programming services, cable modem service, wire maintenance, equipment rental and services to commercial establishments provided by our cable systems. The remaining 8.3% of revenue represents pay-per-view charges, installation and reconnection fees, late payment fees, advertising revenues and other ancillary revenues. Franchise fees charged to customers are included in their corresponding revenue category.

Our operating expenses consist of service costs and selling, general and administrative expenses directly attributable to our cable systems. Service costs include fees paid to programming suppliers, expenses related to copyright fees, wages and salaries of technical personnel and plant operating costs. Programming costs have historically increased at rates in excess of inflation due to increases in the number of programming services we have offered and significant increases in the rates charged for the programming services already carried on our cable systems. Under the Federal Communication Commission's existing cable rate regulations, we are allowed to increase our rates for cable television services to more than cover any increases in the programming costs. However, competitive conditions or other factors in the marketplace may limit our ability to increase our rates. We benefit from our membership in a cooperative of cable television companies which serves over 12 million basic subscribers and which provides its members with volume discounts from programming suppliers and cable equipment vendors. Selling, general and administrative expenses directly attributable to our cable systems include wages and salaries for customer service and administrative personnel, franchise fees and expenses related to billing, marketing, bad debt, advertising and office administration. Corporate expenses reflect compensation of corporate employees and other corporate overhead.

The high level of depreciation and amortization associated with our acquisition activities and capital investment program, as well as the interest expense related to our financing activities, have caused us to report net losses in our limited operating history. We believe that such net losses are common for cable television companies and anticipate that we will continue to incur net losses for the foreseeable future.

Operating cash flow represents operating loss before depreciation and amortization and non-cash stock charges relating to corporate expenses. Operating cash flow:

- is not intended to be a performance measure that should be regarded as an alternative either to operating income (loss) or net income (loss) as an indicator of operating performance, or to the statement of cash flows as a measure of liquidity;
- is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; and
- should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Operating cash flow is included herein because our management believes that operating cash flow is a meaningful measure of performance as it is commonly used by the cable television industry and by the investment community to analyze and compare cable television companies. Our definition of operating cash flow may not be identical to similarly titled measures reported by other companies.

Critical Accounting Policies

The following represents our critical accounting policies which reflect significant judgments and uncertainties and could possibly result in materially different results under different conditions or assumptions. For a detailed description of our significant accounting policies, please see Note 2 to our consolidated financial statements.

Impairment of Long-Lived Assets

We follow the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment at each year end and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Based on our review there has been no impairment of long-lived assets under SFAS 121.

Property, Plant and Equipment

We capitalize a portion of direct and indirect costs related to the construction, replacement and installation of property, plant and equipment. Capitalized costs are charged to property, plant and equipment and depreciated over the life of the related assets. We perform periodic evaluations of the estimates used to determine the amount of costs that are capitalized.

Actual Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following historical information includes the results of operations of the 2000 Acquisitions and the acquisitions of the AT&T cable systems (together, the "2000-2001 Acquisitions"), only for that portion of the respective period that such cable systems were owned by us.

Revenues. Revenues increased 77.7% to $590.0 million for the year ended December 31, 2001 as compared to $332.1 million for the year ended December 31, 2000. Of the revenue increase of $257.9 million, approximately $234.3 million was attributable to the 2000-2001 Acquisitions. Excluding the 2000-2001 Acquisitions, revenues increased primarily due to basic rate increases associated with new programming introductions in our core cable television services and to customer growth in our digital cable and high-speed Internet access services, partially offset by a slight decline in basic subscribers.

Service costs. Service costs increased 96.3% to $224.3 million for the year ended December 31, 2001 as compared to $114.2 million for the year ended December 31, 2000. Service costs for the year ended December 31, 2001 include $5.8 million of incremental expenses related to the transition from Excite@Home to our Mediacom Online[SM] high-speed Internet access service. Of the increase in service costs of $110.1 million, approximately $96.6 million was attributable to the 2000-2001 Acquisitions. Excluding the 2000-2001 Acquisitions, these costs increased primarily as a result of higher programming expenses, including rate increases by programming suppliers and the costs of new channel additions. As a percentage of revenues, service costs were 38.0% for the year ended December 31, 2001, as compared with 34.4% for the year ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 89.5% to $105.8 million for the year ended December 31, 2001 as compared to $55.8 million for the year ended December 31, 2000. Of the increase in selling, general and administrative expenses of $50.0 million, approximately $45.5 million was attributable to the 2000-2001 Acquisitions. Excluding the 2000-2001 Acquisitions, these costs increased primarily as a result of higher bad debt and customer service employee expenses, and increased marketing costs associated with the promotion of our digital cable and high-speed Internet access services. As a percentage of revenues, selling, general and administrative expenses were 17.9% for the year ended December 31, 2001, as compared with 16.8% for the year ended December 31, 2000.

Corporate expenses. Corporate expenses increased 44.4% to $8.7 million for the year ended December 31, 2001 as compared to $6.0 million for the year ended December 31, 2000. The increase is primarily due to the increased number of corporate employees as a result of the acquisition of the AT&T cable systems. As a percentage of revenues, corporate expenses were 1.5% for the year ended December 31, 2001 as compared with 1.8% for the year ended December 31, 2000.

Depreciation and amortization. Depreciation and amortization increased 74.3% to $310.8 million for the year ended December 31, 2001 as compared to $178.3 million in the year ended December 31, 2000. This increase was due to our purchase of the 2000-2001 Acquisitions and capital expenditures associated with the upgrade of our cable systems.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses decreased 89.7% to $2.9 million for the year ended December 31, 2001 as compared to $28.3 million in the year ended December 31, 2000. This decrease is primarily due to a one-time $24.5 million charge which occurred in February 2000, resulting from the termination of the management agreements with Mediacom Management on the date of our initial public offering. See Notes 10 and 14 of our consolidated financial statements.

Loss on derivative instruments, net. Loss on derivative instruments, net, was $8.4 million for the year ended December 31, 2001, due to the change in the fair value of our interest rate derivatives as a result of the decrease in market interest rates.

Interest expense, net. Interest expense, net, increased 102.8% to $139.9 million for the year ended December 31, 2001 as compared to $69.0 million for the year ended December 31, 2000. This increase was due primarily to additional indebtedness resulting from the acquisition of the AT&T cable systems, partially offset by declining interest rates on our variable rate debt.

Other (income) expenses. Other income of $21.7 million for the year ended December 31, 2001 was principally due to the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems, offset in part by other expenses. Other expenses of $30.0 million for the year ended December 31, 2000 was principally due to a non-cash loss of $28.5 million resulting from the decline in the value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary. See Note 13 of our consolidated financial statements.

Provision for income taxes. Provision for income taxes was $0.1 million for the year ended December 31, 2001 as compared to $0.3 million for the year ended December 31, 2000. This provision primarily relates to minimum state and local taxes and capital taxes.

Net loss. Principally due to the increases in depreciation and amortization expense and interest expense, net, in part offset by other income, net loss was $190.9 million for the year ended December 31, 2001 as compared to a net loss of $149.8 million for the year ended December 31, 2000.

Operating cash flow. Operating cash flow increased 61.1% to $251.2 million for the year ended December 31, 2001 as compared to $156.0 million for the year ended December 31, 2000. Of the operating cash flow increase of $95.2 million, approximately $89.0 million was attributable to the 2000-2001 Acquisitions. Excluding the 2000-2001 Acquisitions, operating cash flow increased primarily due to the increase in revenues resulting from basic rate increases for our core cable television services and customer growth in our digital cable and high-speed Internet access services, offset primarily by increases in programming, bad debt and employee expenses. As a percentage of revenues, operating cash flow was 42.6% for the year ended December 31, 2001, as compared to 47.0% for the year ended December 31, 2000. The decrease was primarily due to the acquisitions of the AT&T cable systems, which had lower operating cash flow margins than our other cable systems. The lower operating cash flow margins for the AT&T cable systems were primarily due to their higher programming costs as a percentage of revenue.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

The following historical information includes the results of operations of the 1999 Acquisitions and the 2000 Acquisitions (together, the "1999-2000 Acquisitions"), only for that portion of the respective period that such cable systems were owned by us.

Revenues. Revenues increased 88.6% to $332.1 million for the year ended December 31, 2000 as compared to $176.1 million for the year ended December 31, 1999. Of the revenue increase of $156.0 million, approximately $137.8 million was attributable to the 1999-2000 Acquisitions. Excluding the 1999-2000 Acquisitions, revenues increased primarily due to basic rate increases associated with new programming introductions in our core cable television services and to customer growth in our digital cable and high-speed Internet access services.

Service costs. Service costs increased 96.8% to $114.2 million for the year ended December 31, 2000 as compared to $58.1 million for the year ended December 31, 1999. Of the increase in service costs of $56.1 million, approximately $48.2 million was attributable to the 1999-2000 Acquisitions. Excluding the 1999-2000 Acquisitions, these costs increased primarily as a result of higher programming expenses, including rate increases by programming suppliers and the costs of new channel additions. As a percentage of revenues, service costs were 34.4% for the year ended December 31, 2000, as compared with 33.0% for the year ended December 31, 1999.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 69.4% to $55.8 million for the year ended December 31, 2000 as compared to $32.9 million for the year ended December 31, 1999. Of the increase in selling, general and administrative expenses of $22.9 million, approximately $21.5 million was attributable to the 1999-2000 Acquisitions. Excluding the 1999-2000 Acquisitions, these costs increased primarily as a result of higher marketing costs associated with the promotion of our digital cable and high–speed Internet access services. As a percentage of revenues, selling, general and administrative expenses were 16.8% for the year ended December 31, 2000, as compared with 18.7% for the year ended December 31, 1999.

Corporate expenses. Corporate expenses decreased 13.3% to $6.0 million for the year ended December 31, 2000 as compared to $7.0 million for the year ended December 31, 1999. The decrease in corporate expenses was primarily due to higher amounts charged by Mediacom Management during the year ended December 31, 1999 under management agreements between Mediacom Management and our operating subsidiaries. Such management agreements were terminated on the date of our initial public offering in February 2000. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate expenses. We reported corporate expenses as management fees incurred before our initial public offering and as actual amounts incurred from the date of our initial public offering. As a percentage of revenues, corporate expenses were 1.8% for the year ended December 31, 2000 as compared with 3.9% for the year ended December 31, 1999. See Note 10 of our consolidated financial statements.

Depreciation and amortization. Depreciation and amortization increased 76.5% to $178.3 million for the year ended December 31, 2000 as compared to $101.1 million in the year ended December 31, 1999. This increase was due to our purchase of the 1999-2000 Acquisitions and additional capital expenditures associated with the upgrade of our cable systems.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses increased 82.9% to $28.3 million for the year ended December 31, 2000 as compared to $15.4 million in the year ended December 31, 1999. The increase in 2000 was the result of a one-time $24.5 million charge resulting from the termination of management agreements and a $3.8 million charge related to the vesting of equity grants made to certain members of our management team, as compared with, in 1999, a $0.6 million charge resulting from amendments to the management agreements and a $14.8 million charge related to the vesting of equity grants to certain members of our management team. See Notes 10 and 14 of our consolidated financial statements.

Interest expense, net. Interest expense, net, increased 82.3% to $69.0 million for the year ended December 31, 2000 as compared to $37.8 million for the year ended December 31, 1999. This increase was substantially due to higher average debt outstanding during the year ended December 31, 2000 as a result of indebtedness incurred in connection with the purchase of the 1999-2000 Acquisitions and to fund capital expenditures.

Other expenses. Other expenses increased to $30.0 million for the year ended December 31, 2000 as compared to $5.1 million for the year ended December 31, 1999. This change was principally due to a non-cash loss of $28.5 million resulting from the decline in value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary. See Note 13 of our consolidated financial statements.

Provision for income taxes. Provision for income taxes was $0.3 million for the year ended December 31, 2000. This provision primarily relates to minimum state and local taxes and capital taxes.

Net loss. Due primarily to the increases in depreciation and amortization expense, interest expense, net, and other expenses, the net loss was $149.8 million for the year ended December 31, 2000 as compared to a net loss of $81.3 million for the year ended December 31, 1999.

Operating cash flow. Operating cash flow increased 99.7% to $156.0 million for the year ended December 31, 2000 as compared to $78.1 million for the year ended December 31, 1999. Of the operating cash flow increase of $77.9 million, approximately $65.8 was attributable to the 1999-2000 Acquisitions. Excluding the 1999-2000 Acquisitions, operating cash flow increased primarily due to the increase in revenues resulting from basic rate increases associated in our core cable television services and to customer growth in our digital cable and high-speed Internet access services, offset primarily by increases in programming expenses and marketing costs. As a percentage of revenues, operating cash flow increased to 47.0% for the year ended December 31, 2000, compared to 44.4% for the year ended December 31, 1999.

Liquidity and Capital Resources

Our business requires substantial capital for the upgrade, expansion and maintenance of our cable network. In addition, we have pursued, and will continue to pursue, a business strategy that includes selective acquisitions. We have funded and will continue to fund our working capital requirements, capital expenditures and acquisitions through a combination of internally generated funds, long-term borrowings and equity financings.

Investing Activities

Our capital expenditures were $285.4 million, $183.5 million and $86.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The higher capital expenditures in 2001 reflect the significant investments we are making as a result of our accelerated network upgrade program and our acquisitions of the AT&T cable systems. As of December 31, 2001, approximately 75% of our cable network was upgraded with 550MHz to 870MHz bandwidth capacity and about 68% of our homes passed were activated with two-way communications capability. At year end 2001, our digital cable service was available to approximately 1.4 million basic subscribers, and our cable modem service was marketed to about 1.4 million homes passed by our cable systems.

We plan to continue our aggressive network upgrade program and expect that approximately 94% of our cable network will be upgraded with 550MHz to 870MHz bandwidth capacity and about 88% of our homes passed will have two-way communications capability by year end 2002. To achieve these targets and to fund other requirements, including the infrastructure for our high-speed Internet service, cable modems, digital converters, new plant construction, headend eliminations, regional fiber interconnections and network repair and maintenance, we expect to invest between $410.0 million and $430.0 million in capital expenditures in 2002.

On June 29, 2001, we acquired from AT&T Broadband cable systems in the state of Missouri serving approximately 94,000 basic subscribers. The purchase price, after the final working capital adjustment, for these cable systems was approximately $300.0 million. This transaction comprised cable systems serving Columbia, Jefferson City and Springfield, Missouri.

On July 18, 2001, we acquired from AT&T Broadband cable systems in the states of Georgia, Illinois and Iowa serving approximately 706,000 basic subscribers. The aggregate purchase price, after the final working capital adjustment, for these cable systems was approximately $1.77 billion. These transactions comprised cable systems serving the cities and surrounding communities of Albany, Columbus, Tifton and Valdosta, Georgia; Carbondale, Charleston, Effingham, Marion, Moline and Rock Island, Illinois; and Ames, Cedar Rapids, Clinton, Davenport, Des Moines, Dubuque, Fort Dodge, Iowa City, Mason City and Waterloo, Iowa.

In 2000, we acquired cable systems that served approximately 53,000 basic subscribers as of their respective dates of acquisition, for an aggregate purchase price of $109.2 million. In 1999, we acquired cable systems that served approximately 358,000 basic subscribers as of their respective dates of acquisition for an aggregate purchase price of $759.6 million.

Financing Activities

To finance our prior acquisitions and our network upgrade program and to provide liquidity for future capital needs, during the years ended December 31, 2000 and 2001 we completed the undernoted financing arrangements.

On February 9, 2000, we completed an initial public offering of 20.0 million shares of Class A common stock at $19.00 per share for total net proceeds of approximately $354.1 million.

On January 24, 2001, our direct and indirect subsidiaries, Mediacom LLC and Mediacom Capital Corporation, a New York corporation, completed an offering of $500.0 million of 9½% senior notes due January 2013. Approximately $467.5 million of the net proceeds were used to repay a substantial portion of the indebtedness outstanding under our subsidiary credit facilities and related accrued interest. The balance of the net proceeds was used for general corporate purposes.

On June 27, 2001, we completed a public offering of 29.9 million shares of our Class A common stock at $15.22 per share for total net proceeds of approximately $432.9 million. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of AT&T cable systems.

On June 27, 2001, we completed a public offering of $172.5 million of 5¼% convertible senior notes due July 2006. Interest on the 5¼% convertible senior notes is payable semi-annually on January 1 and July 1 of each year, which commenced on January 1, 2002. The convertible senior notes are convertible at any time at the option of the holder into our Class A common stock at an initial conversion rate of 53.4171 shares per $1,000 principal amount of notes, which is equivalent to a price of $18.72 per share. The conversion rate is subject to adjustment, as defined in the indenture to the convertible senior notes. We may redeem the convertible senior notes at 101.313% of par value from July 5, 2004 through June 30, 2005 and at par value thereafter. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of the AT&T cable systems.

On June 29, 2001, our direct and indirect subsidiaries, Mediacom Broadband LLC and Mediacom Broadband Corporation, a Delaware corporation, completed an offering of $400.0 million of 11% senior notes due July 2013. Interest on the 11% senior notes is payable semi-annually on January 15 and July 15 of each year, which commenced on January 15, 2002. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of the AT&T cable systems.

On July 18, 2001, we entered into a $1.4 billion senior secured credit facility for the operating subsidiaries of Mediacom Broadband LLC. The credit facility consists of a $600.0 million revolving credit facility, a $300.0 million tranche A term loan and a $500.0 million tranche B term loan. The revolving credit facility expires on March 31, 2010 and commitments under the revolving credit facility will be reduced in quarterly installments beginning on December 31, 2004. The tranche A term loan matures on March 31, 2010 and the tranche B term loan matures on September 30, 2010. The term loans are payable in quarterly installments beginning on September 30, 2004. Interest on outstanding revolving loans and the tranche A term loan is payable at either the eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on tranche B term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating percentage ranging from 1.50% to 1.75%. Borrowings under this facility, in the amount of $855.0 million, were used to pay a portion of the purchase price for the acquisitions of the AT&T cable systems.

The operating subsidiaries of Mediacom LLC have two subsidiary credit facilities, each in the amount of $550.0 million. These credit facilities expire in September 2008 and December 2008. The final maturities of these subsidiary credit facilities are subject to earlier repayment on dates ranging from June 2007 to December 2007 if we do not refinance our $200.0 million 8½% senior notes due April 2008 prior to March 31, 2007. As of December 31, 2001, we entered into interest rate swap agreements, which expire from 2002 through 2004, to hedge $170.0 million of floating rate debt under these subsidiary credit facilities.

As of December 31, 2001, our total debt was approximately $2.8 billion and we had unused credit commitments of about $1.1 billion under all of our subsidiary credit facilities, of which over $800.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in our debt arrangements. On such date, about 56% of our outstanding indebtedness was at fixed interest rates or subject to interest rate protection and our weighted average cost of indebtedness, including our interest rate swap agreements, was approximately 6.9%.

As of December 31, 2001, we were in compliance with all covenants in our subsidiary credit facilities and our public debt indentures.

On January 24, 2002, we entered into interest rate swap agreements, which expire in 2007, to hedge $50.0 million of floating rate debt under our Mediacom Broadband LLC subsidiary credit facility. Under the terms of all of our interest rate swap agreements, we are exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, we do not anticipate nonperformance by the counterparties.

On February 4, 2002, we filed a registration statement with the Securities and Exchange Commission (the "SEC") under which we may sell any combination of common and preferred stock, debt securities, warrants and subscription rights, for a maximum aggregate amount of $1.5 billion. The SEC declared this registration statement effective on February 13, 2002.

Although we have not generated earnings sufficient to cover fixed charges, we have generated cash and obtained financing sufficient to meet our debt service, working capital, capital expenditure and acquisition requirements. We expect that we will continue to be able to generate funds and obtain financing sufficient to service our obligations and complete any future acquisitions. There can be no assurance that we will be able to obtain sufficient financing, or, if we were able to do so, that the terms would be favorable to us.

Contractual Obligations and Commercial Commitments

The table below summarizes our contractual obligations and commercial commitments for the five years subsequent to December 31, 2001 and thereafter. The amounts represent the maximum future contractual obligations, some of which may be settled by delivering equity securities.

	Payments Due by Period				
Contractual Obligations	Total	2002	2003 to 2004	2005 to 2006	After 2006
(dollars in millions)					
Long-term debt (a)	$2,798	$ 1	$12	$317	$2,468
Operating leases	25	13	5	2	5
Total contractual cash obligations	$2,823	$14	$17	$319	$2,473

Other Commercial Commitments	Total Amounts Committed	2002	2003 to 2004	2005 to 2006	After 2006
Standby letters of credit	$ 4	$—	$ 4	$ —	$ —

(a) Includes $172.5 million of convertible senior notes due 2006.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Adoption of SFAS 141 on July 1, 2001 had no effect on our results of operations or financial position as we account for all acquisitions under the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but reviewed annually for impairment (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. We adopted this standard effective January 1, 2002 and are evaluating our goodwill and other specifically identifiable intangibles for impairment in accordance with the standard's guidance. We are also currently evaluating whether franchise licenses qualify as indefinite life intangibles under the new standard. If we conclude that franchise licenses are indefinite life intangible assets, they will no longer be amortized. Amortization of goodwill and franchise licenses was approximately $96.9 million for the year ended December 31, 2001. We acquired cable systems in June and July 2001, so the amortization of goodwill and franchise licenses for the year ended December 31, 2001 does not incorporate the full-year impact of those transactions. For the year ending December 31, 2002, if we conclude that goodwill and franchise licenses are indefinite life intangible assets, our preliminary estimate is that the adoption of SFAS 142 will reduce amortization expense in our consolidated statements of operations by approximately $112.0 million.

In July 2001, the FASB issued SFAS No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will become effective for fiscal years beginning after June 15, 2002. We do not expect adoption of SFAS 143 will have a material impact on our results of operations or financial position.

In August 2001, the FASB issued Statements of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on classification and accounting for such assets when held for sale or abandonment. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We adopted this standard effective January 1, 2002 and do not expect a material impact on our results of operations or financial position.

Inflation and Changing Prices

Our systems' costs and expenses are subject to inflation and price fluctuations. Such changes in costs and expenses can generally be passed through to subscribers. Programming costs have historically increased at rates in excess of inflation and are expected to continue to do so. We believe we are allowed under the Federal Communications Commission's existing cable rate regulations to increase our rates for cable television services to more than cover any increases in programming costs. However, competitive conditions and other factors in the marketplace may limit our ability to increase our rates.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the SEC. In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks discussed in our annual report on Form 10-K for the year ended December 31, 2001 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we use interest rate swap agreements in order to fix interest rates under debt contracts for the duration of the contract as a hedge against interest rate volatility. As of December 31, 2001, we had interest rate exchange agreements with various banks pursuant to which the interest rate on $170.0 million is fixed at a weighted average swap rate of approximately 6.7%, plus the average applicable margin over the Eurodollar Rate option under our bank credit agreement. Under the terms of the interest rate exchange agreements, which expire from 2002 through 2004, we are exposed to credit loss in the event of nonperformance by the other parties to the interest rate exchange agreements. However, we do not anticipate non-performance by the counterparties. We would have paid approximately $10.1 million at December 31, 2001 if the interest rate exchange agreements were terminated, inclusive of accrued interest. The table below provides information on our long-term debt. See Note 7 to our consolidated financial statements.

	Expected Maturity (all dollar amounts in thousands)							
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 200,000	$ 200,000	$ 206,000
Weighted average interest rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 125,000	$ 125,000	$ 121,000
Weighted average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 500,000	$ 500,000	$ 523,000
Weighted average interest rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 400,000	$ 400,000	$ 436,000
Weighted average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	
Fixed rate	$ —	$ —	$ —	$ —	$172,500	$ —	$ 172,500	$ 206,000
Weighted average interest rate	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%	
Variable rate	$750	$2,000	$10,500	$37,000	$107,500	$1,242,750	$1,400,500	$1,400,500
Weighted average interest rate	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	

Consolidated Balance Sheets

(all dollar amounts in thousands)

December 31,	2001	2000
ASSETS		
Cash and cash equivalents	$ 15,307	$ 4,152
Short-term investments	48,000	—
Investments	4,070	3,985
Subscriber accounts receivable, net of allowance for *doubtful accounts of $3,243 and $932, respectively*	29,818	13,500
Prepaid expenses and other assets	13,678	4,255
Investment in cable television systems:		
Inventory	53,676	14,131
Property, plant and equipment, at cost	1,654,798	841,549
Less: accumulated depreciation	(374,268)	(204,617)
Property, plant and equipment, net	1,280,530	636,932
Intangible assets, net of accumulated amortization of $250,288 and $125,181, respectively	2,151,805	686,009
Total investment in cable television systems	3,486,011	1,337,072
Other assets, net of accumulated amortization of $11,474 and $5,749, respectively	52,163	17,008
Total assets	$3,649,047	$1,379,972
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Debt	$2,798,000	$ 987,000
Accounts payable and accrued expenses	282,110	81,140
Deferred revenue	46,150	44,396
Deferred income tax liability	5,128	5,815
Other liabilities	10,083	—
Total liabilities	3,141,471	1,118,351
Commitments and Contingencies (Note 12)		
STOCKHOLDERS' EQUITY		
Class A common stock, $.01 par value; 300,000,000 shares authorized; 90,539,380 and 60,601,001 shares issued and outstanding as of December 31, 2001 and 2000, respectively	905	606
Class B common stock, $.01 par value; 100,000,000 shares authorized; 29,342,990 shares issued and outstanding as of December 31, 2001 and 2000	293	293
Additional paid-in capital	974,760	538,642
Accumulated comprehensive loss	—	(414)
Accumulated deficit	(468,382)	(277,506)
Total stockholders' equity	507,576	261,621
Total liabilities and stockholders' equity	$3,649,047	$1,379,972

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

(all amounts in thousands, except per share amounts)

Years Ended December 31,	2001	2000	1999
Revenues	**$ 589,987**	$ 332,050	$176,052
Costs and expenses:			
Service costs	**224,291**	114,234	58,058
Selling, general and administrative expenses	**105,794**	55,820	32,949
Corporate expenses	**8,705**	6,029	6,951
Depreciation and amortization	**310,785**	178,331	101,065
Non-cash stock charges relating to corporate expenses	**2,904**	28,254	15,445
Operating loss	**(62,492)**	(50,618)	(38,416)
Interest expense, net	**139,867**	68,955	37,817
Loss on derivative instruments, net	**8,441**	—	—
Other (income) expenses	**(21,653)**	30,024	5,087
Net loss before provision for income taxes	**(189,147)**	(149,597)	(81,320)
Provision for income taxes	**87**	250	—
Net loss before cumulative effect of accounting change	**(189,234)**	(149,847)	(81,320)
Cumulative effect of accounting change	**(1,642)**	—	—
Net loss	**$(190,876)**	$(149,847)	$ (81,320)
Basic and diluted loss per share:			
Before cumulative effect of accounting change	**$(1.78)**	$(1.79)	$(7.82)
Cumulative effect of accounting change	**(0.02)**	—	—
Loss per share	**$(1.80)**	$(1.79)	$(7.82)
Weighted average common shares outstanding	**105,780**	83,803	10,404

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

(all dollar amounts in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Capital Contributions	Accumulated Comprehensive Loss	Accumulated Deficit	Total
Balance, December 31, 1998	$ —	$ —	$ —	$ 124,990	$ —	$ (46,339)	$ 78,651
Comprehensive loss:							
Net loss	—	—	—	—	—	(81,320)	—
Unrealized gain on investments, net of deferred taxes	—	—	—	—	261	—	—
Comprehensive loss	—	—	—	—	—	—	(81,059)
Members' contributions	—	—	—	10,500	—	—	10,500
Non-cash contributions	—	—	—	6,606	—	—	6,606
Non-cash contribution for the reduction of management fees	—	—	—	25,100	—	—	25,100
Equity issued to management	—	—	—	27,016	—	—	27,016
Non-vested portion of equity granted to management	—	—	—	(12,199)	—	—	(12,199)
Balance, December 31, 1999	$ —	$ —	$ —	$ 182,013	$ 261	$ (127,659)	$ 54,615
Comprehensive loss:							
Net loss	—	—	—	—	—	(149,847)	—
Unrealized loss on investments, net of deferred taxes	—	—	—	—	(675)	—	—
Comprehensive loss	—	—	—	—	—	—	(150,522)
Issuance of common stock in exchange for membership interests	407	293	181,313	(182,013)	—	—	—
Issuance of common stock in initial public offering, net of issuance costs	200	—	353,895	—	—	—	354,095
Issuance of common stock in employee stock purchase plan	—	—	310	—	—	—	310
Repurchase of Class A common stock	(1)	—	(657)	—	—	—	(658)
Vesting of equity granted to management, net of forfeiture	—	—	3,781	—	—	—	3,781
Balance, December 31, 2000	$ 606	$ 293	$ 538,642	$ —	$(414)	$ (277,506)	$ 261,621
Comprehensive loss:							
Net loss	—	—	—	—	—	(190,876)	—
Unrealized gain on investments, net of deferred taxes	—	—	—	—	414	—	—
Comprehensive loss	—	—	—	—	—	—	(190,462)
Exercise of stock options	—	—	51	—	—	—	51
Issuance of common stock, net of issuance costs	299	—	432,616	—	—	—	432,915
Issuance of common stock in employee stock purchase plan	—	—	547	—	—	—	547
Vesting of equity granted to management, net of forfeiture	—	—	2,904	—	—	—	2,904
Balance, December 31, 2001	$905	$293	$974,760	$ —	$ —	$(468,382)	$ 507,576

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(all dollar amounts in thousands)

Years Ended December 31,	2001	2000	1999
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net loss	$ (190,876)	$(149,847)	$ (81,320)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Accretion of interest on seller note	—	—	225
Depreciation and amortization	310,785	178,331	101,065
Impairment of available-for-sale securities	329	28,488	—
Change in fair value of swaps	10,083	—	—
Vesting of management stock	2,904	3,781	14,817
Other non-cash stock charges relating to corporate expenses	—	24,473	7,234
Deferred income tax liability	(687)	—	—
Amortization of SoftNet revenue	(287)	(2,502)	(142)
Termination of SoftNet agreement	(29,957)	—	—
Changes in assets and liabilities, net of effects from acquisitions:			
Subscriber accounts receivable, net	(10,560)	(980)	429
Prepaid expenses and other assets	(9,423)	491	(2,211)
Other assets	5,725	—	—
Accounts payable and accrued expenses	138,591	13,296	13,031
Deferred revenue	31,998	(4)	1,088
Net cash flows provided by operating activities	258,625	95,527	54,216
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Capital expenditures	(285,396)	(183,518)	(86,669)
Acquisitions of cable television systems	(2,113,336)	(112,142)	(764,253)
Other, net	(4,215)	(1,450)	(626)
Short-term investments	(48,000)	—	—
Net cash flows used in investing activities	(2,450,947)	(297,110)	(851,548)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
New borrowings	2,396,000	318,000	995,700
Repayment of debt	(585,000)	(470,000)	(194,830)
Net proceeds from sale of Class A common stock	432,915	354,095	—
Proceeds from issuance of common stock in employee stock purchase plan and options exercised	598	310	—
Repurchase of Class A common stock	—	(658)	—
Capital contributions	—	—	10,500
Financing costs	(41,036)	(485)	(11,777)
Net cash flows provided by financing activities	2,203,477	201,262	799,593
Net increase (decrease) in cash and cash equivalents	11,155	(321)	2,261
CASH AND CASH EQUIVALENTS, beginning of year	4,152	4,473	2,212
CASH AND CASH EQUIVALENTS, end of year	$ 15,307	$ 4,152	$ 4,473
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	$ 91,842	$ 74,811	$ 28,639
Cash paid during the year for taxes	$ 1,015	$ 50	$ —

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) Organization

Mediacom Communications Corporation ("MCC," and collectively with its direct and indirect subsidiaries, the "Company") is involved in the acquisition and development of cable television systems serving smaller cities and towns in the United States. Through these cable systems, the Company provides entertainment, information and telecommunications services to its subscribers. As of December 31, 2001, the Company had acquired and was operating cable systems in 23 states, principally Alabama, California, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Minnesota, Missouri, North Carolina and South Dakota.

MCC, a Delaware corporation organized in November 1999, completed an initial public offering on February 9, 2000. Prior to the initial public offering, MCC had no assets, liabilities, contingent liabilities or operations. Immediately prior to the completion of its initial public offering, MCC issued shares of its Class A and Class B common stock in exchange for all of the outstanding membership interests in Mediacom LLC, a New York limited liability company organized in July 1995. As a result of this exchange, Mediacom LLC became a wholly-owned subsidiary of MCC.

Mediacom Broadband LLC, a wholly-owned subsidiary of MCC, was organized as a Delaware limited liability company in April 2001 for the purpose of acquiring cable television systems from AT&T Broadband, LLC in the states of Georgia, Illinois, Iowa and Missouri (the "AT&T cable systems"). The Company completed the acquisitions of the AT&T cable systems in June and July 2001.

(2) Summary of Significant Accounting Policies

Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements include the accounts of MCC and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues include amounts billed to customers for services provided, installations, advertising and other services. Revenues from basic, premium, pay-per-view and data services are recognized when the services are provided to the customers. Installation revenues are recognized to the extent of direct selling costs incurred. Additional installation revenues collected, if any, are deferred and amortized to income over the estimated average life of a subscriber. Advertising sales are recognized in the period that the advertisements are exhibited. Franchise fees are collected on a monthly basis and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company's accounts receivable are comprised of amounts due from subscribers in varying regions throughout the United States. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising the Company's customer base and their geographic dispersion.

Investments

Investments consist of equity securities. Management classifies these securities as available-for-sale securities under the provisions defined in the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are carried at market value, with unrealized gains and losses reported as a component of accumulated comprehensive income (loss). If a decline in the fair value of the security is judged to be other than temporary, a realized loss will be recorded. Short-term investments consist of money market investments which are stated at cost which approximates market value.

Inventory

Inventory consists primarily of fiber-optic cable, coaxial cable, electronics, hardware and miscellaneous tools and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property, Plant and Equipment

Property, plant and equipment is recorded at time of purchase and capitalized at cost. The Company capitalizes a portion of direct and indirect costs related to the construction, replacement and installation of property, plant and equipment. The Company capitalized interest in connection with cable system construction of approximately $4.2 million and $5.3 million for the years ended December 31, 2001 and 2000, respectively. Capitalized costs are charged to property, plant and equipment and depreciated over the life of the related assets. The Company performs periodic evaluations of the estimates used to determine the amount of costs that are capitalized.

Amounts incurred for repairs and maintenance are charged to operations in the period incurred.

Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	45 years
Leasehold improvements	Life of respective lease
Cable systems and equipment	5 to 10 years
Subscriber devices	5 years
Vehicles	5 years
Furniture, fixtures and office equipment	5 to 10 years

Intangible Assets

Intangible assets include franchising costs, goodwill, subscriber lists and covenants not to compete. Amortization of intangible assets is calculated on a straight-line basis over the following lives:

Franchising costs	15 years
Goodwill	15 years
Subscriber lists	5 years
Covenants not to compete	3 to 7 years

Impairment of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment at each year end and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. There has been no impairment of long-lived assets of the Company under SFAS 121.

Other Assets

Other assets include debt financing costs of approximately $52.2 million and $17.0 million as of December 31, 2001 and 2000, respectively. Financing costs incurred to raise debt are deferred and amortized over the expected term of such financings and are included in other (income) expense.

Accounting for Derivative Instruments

Effective January 1, 2001, the Company accounts for derivative instruments, primarily interest rate swaps, in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards, primarily interest rate swaps, No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." Changes in fair value of derivative instruments that do not qualify for hedge relationship designation are recognized in earnings. Upon adoption of SFAS 133 the Company recorded a cumulative effect of accounting change adjustment to net loss of $1.6 million in 2001 due to recognizing the fair value of interest rate swaps not designated as hedging instruments.

Comprehensive Loss

The Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive loss and its components in the consolidated financial statements. In accordance with SFAS 130, the Company records temporary unrealized gains and losses on investments as a component of accumulated comprehensive loss.

Income Taxes

Prior to MCC's initial public offering, Mediacom LLC, the predecessor company to MCC, was a New York limited liability company and was not required to account for income taxes. Currently, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock Options

The Company accounts for its stock option plans under Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees." Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option exercise price and is charged to operations over the vesting period. See Note 16 for pro forma information relating to treatment of the Company's stock option plans under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

Segment Reporting

In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," segments have been identified based upon management responsibility. Management has identified cable services as the Company's one reportable segment.

Reclassifications

Certain reclassifications have been made to prior year's amounts to conform to the current year's presentation.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Adoption of SFAS 141 on July 1, 2001 had no effect on the Company's results of operations or financial position as the Company accounts for all acquisitions under the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but reviewed annually for impairment (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The Company adopted this standard effective January 1, 2002 and is evaluating its goodwill and other specifically identifiable intangibles for impairment in accordance with the standard's guidance. The Company is also currently evaluating whether franchise licenses qualify as indefinite life intangibles under the new standard. If the Company concludes that franchise licenses are indefinite life intangible assets, they will no longer be amortized. Amortization of goodwill and franchise licenses was approximately $96.9 million for the year ended December 31, 2001. The Company acquired cable systems in June and July 2001, so the amortization of goodwill and franchise licenses for the year ended December 31, 2001 does not incorporate the full-year impact of those transactions. For the year ending December 31, 2002, if the Company concludes that goodwill and franchise licenses are indefinite life intangible assets, its preliminary estimate is that the adoption of SFAS 142 will reduce amortization expense in its consolidated statements of operations by approximately $112.0 million.

In July 2001, the FASB issued SFAS No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 will become effective for fiscal years beginning after June 15, 2002. The Company does not expect adoption of SFAS 143 will have a material impact on its results of operations or financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on classification and accounting for such assets when held for sale or abandonment. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard effective January 1, 2002 and does not expect a material impact on the Company's results of operations or financial position.

(3) Loss per Share

The Company calculates loss per share in accordance with Statement Financial of Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 computes basic loss per share by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period plus the effects of any potentially dilutive securities. The Company does not have any additional securities outstanding that would have a dilutive effect on the weighted average common shares outstanding. The effects of stock options and convertible debt were anti-dilutive because the Company generated net losses for the periods presented. Accordingly, diluted loss per share equaled basic loss per share.

The following table summarizes the Company's calculation of basic and diluted loss per share for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
(in thousands, except per share amounts)			
Net loss	**$(190,876)**	$(149,847)	$(81,320)
Basic and diluted loss per share	**$(1.80)**	$(1.79)	$(7.82)
Weighted average common shares outstanding	**105,780**	83,803	10,404

The weighted average shares outstanding for the year ended December 31, 1999 and prior to the initial public offering in February 2000 is computed based on the conversion ratio used to exchange Mediacom LLC's membership units for shares of MCC's common stock upon MCC's initial public offering (See Note 15).

(4) Acquisitions

The Company has completed the undernoted acquisitions (the "Acquired Systems") in 2001, 2000 and 1999. These acquisitions were made to increase the cable network of the Company. These acquisitions were accounted for using the purchase method of accounting, and accordingly, the purchase price of these Acquired Systems has been allocated to the assets acquired and liabilities assumed at their estimated fair values at their respective date of acquisition. The results of operations of the Acquired Systems have been included with those of the Company since the dates of acquisition.

2001

On June 29, 2001, the Company acquired cable systems serving approximately 94,000 subscribers in the state of Missouri from affiliates of AT&T Broadband, LLC, for a purchase price of approximately $300.0 million. The purchase price has been preliminarily allocated as follows: approximately $82.2 million to property, plant and equipment and approximately $217.8 million to franchising costs and subscriber lists. Such allocations are subject to adjustments based upon the final appraisal information to be received by the Company. This acquisition was financed with a portion of the net proceeds from the Company's public offering of 29.9 million shares of Class A common stock (See Note 8).

On July 18, 2001, the Company acquired cable systems serving approximately 706,000 basic subscribers in the states of Georgia, Illinois and Iowa from affiliates of AT&T Broadband, LLC, for an aggregate purchase price of approximately $1.77 billion. The purchase price has been preliminarily allocated as follows: approximately $478.9 million to property, plant and equipment and approximately $1.29 billion to franchising costs and subscriber lists. Such allocations are subject to adjustments based upon the final appraisal information to be received by the Company. This acquisition was financed with a portion of the net proceeds from the Company's public offerings of 29.9 million shares of Class A common stock and 5¼% convertible senior notes due 2006, the net proceeds of the 11% senior notes due 2013 and borrowings under the Company's subsidiary credit facilities (See Notes 7 and 8).

The opening balance sheet for the cable systems acquired in 2001 is as follows (dollars in thousands):

Accounts receivable	$ 5,758
Intangible assets	1,551,188
Property, plant and equipment	562,646
Accrued expenses	(6,256)
Total	$2,113,336

2000

During 2000, the Company completed nine acquisitions of cable systems serving 53,000 basic subscribers for an aggregate purchase price of $109.2 million. The cable systems serve communities in the states of Alabama, Illinois, Iowa, Kentucky, Minnesota and South Dakota. The aggregate purchase price has been allocated as follows: approximately $49.4 million to property, plant and equipment and approximately $59.8 million to intangible assets. These acquisitions were financed with borrowings under the Company's subsidiary credit facilities (See Note 7).

1999

On October 15, 1999, the Company acquired the stock of Zylstra Communications Corporation (the "Zylstra Systems"), for a purchase price of approximately $19.5 million. Zylstra owned and operated cable systems serving approximately 14,000 subscribers in Iowa, Minnesota and South Dakota. The purchase price has been allocated as follows: $7.8 million to property, plant and equipment and $11.7 million to intangible assets. The Zylstra acquisition was financed with borrowings under the Company's subsidiary credit facilities (See Note 7).

On November 5, 1999, the Company acquired the assets of cable systems owned by Triax Midwest Associates, L.P. (the "Triax Systems"), for a purchase price of approximately $740.1 million. The Triax Systems served approximately 344,000 subscribers primarily in Illinois, Indiana and Minnesota. The purchase price has been allocated based on an independent appraisal as follows: $198.3 million to property, plant and equipment and $541.8 million to intangible assets. The Triax acquisition was principally financed with borrowings under the Company's subsidiary credit facilities (See Note 7).

Summarized below are the pro forma unaudited results of operations for the years ended December 31, 2001 and 2000, assuming the purchase of the AT&T cable systems and the systems acquired in 2000 had been consummated as of January 1, 2000. Pro forma unaudited results of operations for the year ended December 31, 1999 assumes the purchase of the systems acquired in 2000 and 1999 had been consummated as of January 1, 1999. Adjustments have been made to: (i) depreciation and amortization reflecting the fair value of the assets acquired; and (ii) interest expense reflecting the debt incurred to finance the acquisitions. The pro forma results may not be indicative of the results that would have occurred if the acquisitions had been completed on the date indicated or which may be obtained in the future.

	2001	2000	1999
(in thousands, except per share amounts) (unaudited)			
Revenues	**$ 839,225**	$ 787,932	$ 318,086
Operating loss	**(85,560)**	(79,564)	(39,013)
Net loss	**(272,269)**	(350,890)	(139,005)
Basic and diluted loss per share	**$(2.57)**	$(4.19)	$(13.36)
Weighted average common shares outstanding	**105,780**	83,803	10,404

(5) Property, Plant and Equipment

As of December 31, 2001 and 2000, property, plant and equipment consisted of:

	2001	2000
(dollars in thousands)		
Land and land improvements	**$ 945**	$ 578
Buildings and leasehold improvements	**13,439**	12,024
Cable systems, equipment and subscriber devices	**1,603,041**	802,450
Vehicles	**24,669**	17,898
Furniture, fixtures and office equipment	**12,704**	8,599
	1,654,798	841,549
Accumulated depreciation	**(374,268)**	(204,617)
Property, plant and equipment, net	**$1,280,530**	$ 636,932

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was approximately $185.1 million, $107.0 million and $59.2 million, respectively.

(6) Intangible Assets

The following table summarizes the net asset value for each intangible asset category as of December 31, 2001 and 2000:

	2001	2000
(dollars in thousands)		
Franchising costs	**$2,241,783**	$ 651,952
Goodwill	**19,514**	19,514
Subscriber lists	**135,096**	134,024
Covenants not to compete	**5,700**	5,700
	2,402,093	811,190
Accumulated amortization	**(250,288)**	(125,181)
Intangible assets, net	**$2,151,805**	$ 686,009

Amortization expense for the years ended December 31, 2001, 2000 and 1999 was approximately $125.7 million, $71.3 million and $41.9 million, respectively.

(7) Debt

As of December 31, 2001 and 2000, debt consisted of:

	2001	2000
(dollars in thousands)		
Bank credit facilities	**$1,400,500**	$662,000
8½% senior notes	**200,000**	200,000
7⅞% senior notes	**125,000**	125,000
9½% senior notes	**500,000**	—
11% senior notes	**400,000**	—
5¼% convertible senior notes	**172,500**	—
	$2,798,000	$987,000

Bank Credit Facilities

On September 30, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom USA Credit Agreement"). The revolving credit facility expires on March 31, 2008, and is subject to earlier expiration on June 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The term loan is due and payable on September 30, 2008, and is subject to repayment on September 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions, beginning September 30, 2002, ranging from 1.25% to 17.50% of the original commitment amount of the revolver. The Mediacom USA Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, beginning December 31, 2002. The Mediacom USA Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On November 5, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom Midwest Credit Agreement"). The revolving credit facility expires on June 30, 2008, and is subject to earlier expiration on September 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The term loan is due and payable on December 31, 2008, and is subject to repayment on December 31, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions, beginning September 30, 2002, ranging from 1.25% to 8.75% of the original commitment amount of the revolver. The Mediacom Midwest Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, beginning December 31, 2002. The Mediacom Midwest Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on the outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On July 18, 2001, the operating subsidiaries of Mediacom Broadband LLC entered into a $1.4 billion senior secured credit facility, consisting of a $600.0 million revolving credit facility, a $300.0 million tranche A term loan and a $500.0 million tranche B term loan ("Mediacom Broadband Credit Agreement" and together with the Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement, the "Bank Credit Agreements"). The revolving credit facility expires on March 31, 2010, and commitments under the revolving credit facility are subject to quarterly reductions beginning on December 31, 2004, ranging from 2.00% to 8.00% of the original commitment amount of the revolver. The tranche A term loan matures on March 31, 2010 and the tranche B term loan matures on September 30, 2010. The term loans are payable in quarterly installments beginning on

September 30, 2004. The Mediacom Broadband Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, beginning December 31, 2004. The Mediacom Broadband Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of 3/8% to 5/8% per annum on the unused portion of available credit under the revolving credit facility. Interest on outstanding revolving loans and the tranche A term loan is payable at either the eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on the tranche B term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating percentage ranging from 1.50% to 1.75%.

The Bank Credit Agreements require the Company to maintain compliance with certain financial covenants including, but not limited to, leverage, interest coverage and pro forma debt service coverage or debt service coverage ratios, as defined therein. The Bank Credit Agreements also require compliance with other covenants including, but not limited to, limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restrictive payments, and certain transactions with affiliates. The Company was in compliance with all covenants of the Bank Credit Agreements as of December 31, 2001.

The Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement are secured by Mediacom LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom LLC on a limited recourse basis to the extent of such ownership interests. The Mediacom Broadband Credit Agreement is secured by Mediacom Broadband LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom Broadband LLC on a limited recourse basis to the extent of such ownership interests. At December 31, 2001, the Company had $1.1 billion of unused bank commitments under the Bank Credit Agreements, of which over $800.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in the Company's debt arrangements.

The average interest rate on debt outstanding under the Bank Credit Agreements was 4.5% and 8.3% for the three months ended December 31, 2001 and December 31, 2000, respectively, before giving effect to the interest rate swap agreements discussed below.

The Company uses interest rate swap agreements in order to fix the interest rate for the duration of the contract to hedge against interest rate volatility. As of December 31, 2001, the Company had interest rate exchange agreements with various banks pursuant to which the interest rate on $170.0 million is fixed at a weighted average swap rate of approximately 6.7%, plus the average applicable margin over the eurodollar rate option under the bank credit agreements. Under the terms of the interest rate exchange agreements, which expire from 2002 through 2004, the Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate exchange agreements. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of the swaps is the estimated amount that the Company would receive or pay to terminate the swaps, taking into account current interest rates and the current creditworthiness of the swap counterparties. At December 31, 2001, the Company would have paid approximately $10.1 million if the swaps were terminated, inclusive of accrued interest.

Senior Notes

On April 1, 1998, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, a New York corporation, jointly issued $200.0 million aggregate principal amount of 8 1/2% senior notes due on April 2008 (the "8 1/2% Senior Notes"). The 8 1/2% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 8 1/2% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 8 1/2% Senior Notes as of December 31, 2001.

On February 26, 1999, Mediacom LLC and Mediacom Capital Corporation jointly issued $125.0 million aggregate principal amount of 7 7/8% senior notes due on February 2011 (the "7 7/8% Senior Notes"). The 7 7/8% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 7 7/8% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 7 7/8% Senior Notes as of December 31, 2001.

On January 24, 2001, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, completed an offering of $500.0 million of 9 1/2% senior notes due January 2013 (the "9 1/2% Senior Notes"). The 9 1/2% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 9 1/2% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers, and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 9 1/2% Senior Notes as of December 31, 2001.

On June 29, 2001, Mediacom Broadband LLC and its wholly-owned subsidiary, Mediacom Broadband Corporation, a Delaware corporation, completed an offering of $400.0 million in aggregate principal amount of 11% senior notes due July 2013 (the "11% Senior Notes"). The 11% Senior Notes are unsecured obligations of Mediacom Broadband, and the indenture for the 11% Senior Notes stipulates, among other things, restrictions of incurrence of indebtedness, distributions, mergers and assets sales and has cross-default provisions related to other debt of Mediacom Broadband. Mediacom Broadband was in compliance with the indenture governing the 11% Senior Notes as of December 31, 2001.

Convertible Senior Notes

On June 27, 2001, the Company issued $172.5 million aggregate principal amount of 5¼% convertible senior notes ("Convertible Senior Notes") due July 2006. The Convertible Senior Notes are convertible at any time at the option of the holder into the Company's Class A common stock at an initial conversion rate of 53.4171 shares per $1,000 principal amount of notes, which is equivalent to a price of $18.72 per share. The conversion rate is subject to adjustment as specified in the indenture governing the Convertible Senior Notes. The Company may redeem the Convertible Senior Notes at 101.313% of par value from July 5, 2004 through June 30, 2005 and at par value thereafter.

Fair Value and Debt Maturities

The fair value of the Company's debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the senior bank debt approximates the carrying value. The fair value at December 31, 2001 of the 8½% Senior Notes, the 7⅞% Senior Notes, the 9½% Senior Notes and the 11% Senior Notes was approximately $206.0 million, $121.0 million, $523.0 million and $436.0 million, respectively. The fair value at December 31, 2001 of the Convertible Senior Notes was approximately $206.0 million.

The stated maturities of all debt outstanding as of December 31, 2001 are as follows (dollars in thousands):

2002	$ 750
2003	2,000
2004	10,500
2005	37,000
2006	280,000
Thereafter	2,467,750
	$2,798,000

(8) Stockholders' Equity

On February 9, 2000, MCC completed an initial public offering of 20.0 million shares of Class A common stock at $19.00 per share. The net proceeds, after underwriting discounts and other expenses of approximately $25.9 million, were $354.1 million. Immediately prior to the completion of the initial public offering, MCC issued 40,657,010 shares of Class A common stock and 29,342,990 shares of Class B common stock in exchange for all the outstanding membership interests in Mediacom LLC.

In May 2000, the Company announced that its Board of Directors had authorized a repurchase program pursuant to which MCC may purchase up to $50.0 million of its Class A common stock, in the open market or through privately negotiated transactions, subject to certain restrictions and market conditions. During 2000, MCC repurchased 80,000 shares of its Class A common stock for an aggregate cost of $0.7 million at share prices ranging from $8.00 to $10.75 per share. MCC did not repurchase any shares of its Class A common stock during 2001.

On June 27, 2001, MCC completed a public offering of 29.9 million shares of its Class A common stock at $15.22 per share. The net proceeds, after underwriting discounts and other expenses of approximately $22.2 million, were $432.9 million.

The Company maintains Employee Stock Purchase Plans ("ESPP"). Under the plans, all employees are allowed to participate in the purchase of MCC's Class A Common Stock at a 15% discount on the date of the allocation. Shares purchased by employees amounted to 35,000 and 24,000 in 2001 and 2000, respectively. The net proceeds to the Company were $0.5 million and $0.3 million in 2001 and 2000, respectively. Compensation was not recorded on the distribution of these shares in accordance with APB No. 25.

(9) Income Tax

Income tax expense relates to minimum state and local taxes and capital taxes that the Company is required to pay in certain jurisdictions. There is no income tax expense in 1999 since Mediacom LLC, the predecessor company to MCC, was a New York limited liability company and not subject to federal or state income taxes. At December 31, 2001, the Company had net operating loss carryforwards of approximately $436.5 million which will expire in the years 2020 through 2021. The tax benefit of such operating loss carryforwards will be credited to income when realization is considered more likely than not.

The reconciliation of the income tax expense at the United States federal statutory rate to the actual income tax expense is as follows (dollars in thousands):

	2001	2000
Tax benefit at the United States statutory rate	**$(66,201)**	$(52,359)
Compensation due to issuance of stock	**—**	11,423
State taxes, net of federal tax benefit	**774**	250
Other	**—**	5
Losses not benefited	**65,514**	40,931
Total income tax expense	**$ 87**	$ 250

The Company's net deferred tax liability consists of the following (dollars in thousands):

	2001	2000
Deferred tax asset:		
Deferred revenue	$ 587	$ 13,949
Unrealized loss on marketable securities	11,527	11,698
Reserves and other	6,254	2,306
Net operating loss carryforwards	174,591	40,931
Gross tax assets	192,959	68,884
Less: Valuation allowance	(121,586)	(40,641)
Deferred tax assets	71,373	28,243
Deferred tax liabilities:		
Book over tax basis of depreciable assets	76,501	34,058
Deferred tax liability	76,501	34,058
Net deferred tax liability	$ 5,128	$ 5,815

(10) Related Party Transactions

Prior to MCC's initial public offering in February 2000, separate management agreements between Mediacom Management Corporation ("Mediacom Management"), a Delaware corporation, and each of Mediacom LLC's operating subsidiaries provided for Mediacom Management to be paid compensation for management services performed for the Company. In connection with an amendment to Mediacom LLC's operating agreement, Mediacom Management agreed to waive all management fees incurred from July 1, 1999 through November 19, 1999 by Mediacom LLC's operating subsidiaries in the amount of approximately $2.8 million. The amount waived is included in capital contributions in the consolidated balance sheets. Upon MCC's initial public offering in February 2000, all management agreements with Mediacom Management were terminated. The Company incurred management fees under the management agreements of Mediacom Management of approximately $0.6 million and $7.0 million (including the $2.8 million waived) for the years ended December 31, 2000 and 1999, respectively.

Also in connection with this amendment to the operating agreement, the Company recorded a deferred stock expense in 1999 of approximately $25.1 million for which additional membership units of Mediacom LLC were issued to the sole owner of Mediacom Management (the "Manager"), who is the Chairman and Chief Executive Officer of MCC. This deferred expense represented the future benefit of reduced management fees. During 1999, the Company recorded a non-cash stock charge of approximately $0.6 million in its consolidated statements of operations for the amortization of the future benefit. The remaining balance of approximately $24.5 million was recognized as a non-cash stock charge relating to corporate expense during the year ended December 31, 2000 as a result of MCC's initial public offering and the termination of all management agreements with Mediacom Management (See Note 15).

Mediacom Management also agreed to waive its right to all future acquisition fees, including the $3.8 million fee related to certain 1999 acquisitions. Acquisition fees are included in other expenses in the consolidated statements of operations. Mediacom Management is wholly-owned by the Chairman and Chief Executive Officer of MCC.

The law firm of one of the Company's directors performs various legal services for the Company. For the years ended December 31, 2001, 2000 and 1999, the Company paid approximately $3.4 million, $1.4 million and $0.8 million for services performed, respectively.

(11) Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a deferred arrangement pursuant to the Internal Revenue Code Section 401(k) (the "Plan"). Under such arrangement, eligible employees may contribute up to 15% of their current pretax compensation to the Plan. The Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by the Company up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by the Company. The Company presently matches 50% on the first 6% of employee contributions. The Company's contributions under the Plan totaled approximately $1.1 million, $0.6 million and $0.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(12) Commitments and Contingencies

Under various lease and rental agreements for offices, warehouses and computer terminals, the Company had rental expense of approximately $4.7 million, $2.5 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum annual rental payments are as follows (dollars in thousands):

2002	$13,277
2003	2,493
2004	1,767
2005	1,265
2006	1,024

In addition, the Company rents utility poles in its operations generally under short-term arrangements, but the Company expects these arrangements to recur. Total rental expense for utility poles was approximately $4.6 million, $3.0 million and $1.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

As of December 31, 2001, approximately $4.0 million of letters of credit were issued in favor of various parties to secure the Company's performance relating to insurance and franchise requirements and pole rentals.

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which any of the Company's properties are subject.

(13) SoftNet

As of December 31, 2000, deferred revenue resulting from the Company's receipt of shares of SoftNet Systems, Inc. common stock amounted to approximately $30.2 million, net of amortization taken. The Company recognized revenue of approximately $0.3 million, $2.5 million and $0.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. As of January 31, 2001, the Company formally terminated its relationship with SoftNet in all material respects. As a result of the termination of the SoftNet Systems relationship in 2001, the Company recognized the remaining deferred revenue of approximately $29.9 million as other income in the consolidated statements of operations.

For the years ended December 31, 2001 and 2000, relating to the decline in value of the Company's investment in SoftNet common stock that was deemed other than temporary, the Company recorded a non-cash charge of approximately $0.3 million and $28.5 million as a realized loss in other (income) expenses in its consolidated statements of operations.

(14) Employment Arrangements

During 1999, the Company recorded a deferred non-cash stock expense of approximately $27.0 million relating to the grant of membership units of Mediacom LLC to certain members of management for past and future services. These units vest over five years and are subject to forfeiture penalties during the three-year period between the date the membership units become vested and the date the employee leaves the Company. Upon MCC's initial public offering, all outstanding membership units were redeemed and converted to common shares of MCC. Forfeited shares will revert to the manager (as defined in Note 15). During 2000, forfeited shares valued at approximately $0.2 million were reverted to the manager. For the years ended December 31, 2001, 2000 and 1999, Mediacom LLC recorded a non-cash stock charge of approximately $2.9 million, $3.8 million and $14.8 million, respectively, in its consolidated statements of operations, relating to the vested and non-forfeitable shares or membership units. As of December 31, 2001 and 2000, the balance of approximately $5.3 million and $8.2 million, respectively, relating to the non-vested and forfeitable shares, was recorded as additional paid-in capital in the consolidated balance sheets and is being amortized as a non-cash stock expense over a period of five to eight years (See Note 15).

(15) Events Relating to Initial Public Offering

Prior to MCC's initial public offering on February 9, 2000, additional membership interests were issued to all members of Mediacom LLC in accordance with a formula set forth in the amended and restated operating agreement, which was based upon a valuation of Mediacom LLC established at the time of the initial public offering. A provision in the operating agreement eliminated a certain portion of the special allocation of membership interests awarded to certain members of the management team based upon a valuation of Mediacom LLC. In connection with the removal of these specified special allocation provisions and the amendments to Mediacom LLC's management agreements with Mediacom Management effective November 19, 1999 (See Note 10), certain members of the management team were issued new membership interests in Mediacom LLC immediately prior to the initial public offering representing 16.5% of the aggregate equity value of Mediacom LLC. These newly issued membership interests were exchanged for shares of MCC Class B common stock immediately prior to the completion of the initial public offering.

The management agreements between Mediacom Management and each of MCC's operating subsidiaries were terminated at the time of the initial public offering and Mediacom Management's employees became MCC's employees and its corporate expense became MCC's corporate expense. The management fee expenses recorded prior to the initial public offering are reflected as corporate expenses in the consolidated statements of operations.

As a result of the initial public offering and the termination of the management agreements with Mediacom Management, a deferred non-cash stock expense of $24.5 million was recorded, relating to future benefits associated with a reduction of management fees under prior management agreements. This charge was recorded for the year ended December 31, 2000 as a non-cash stock charge relating to corporate expense in the consolidated statements of operations. Mediacom Management is wholly-owned by the Chairman and Chief Executive Officer of MCC, who is also defined as the manager.

(16) Stock Options

As of December 20, 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan for officers, directors and employees. Options granted under this plan have a ten-year life and vest at various times over a five-year period. Our Board of Directors authorized 9,000,000 shares of common stock to be granted as options under this plan. A maximum of 7,000,000 of these shares of common stock may be granted as incentive stock options. As of December 31, 2001, options for 3,789,120 shares (the "Employee Options") had been granted under the 1999 Stock Option Plan, consisting of 2,840,228 shares of Class A common stock and 948,892 shares of Class B common stock.

In addition to the above stock option grants, immediately prior to the completion of the initial public offering, certain members of the management team received options to purchase 7,200,000 shares of Class B common stock in exchange for the elimination of the balance of the provision providing for a special allocation of membership interests in Mediacom LLC. With the exception of such options held by the manager to purchase approximately 6,900,000 shares of common stock, such options: (i) vest over five years which vesting period is deemed to have commenced for these certain members of the management team on various dates prior to the initial public offering; and (ii) are subject to forfeiture penalties to the manager during the three-year period between the date the options become vested and the date such member of the management team terminates employment with the Company. The options to purchase 6,900,000 shares of common stock held by the manager were fully vested upon completion of the initial public offering.

The following table summarizes information concerning stock option activity for the years ended December 31, 2001 and 2000:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	—	—
Granted	10,211,000	$ 18.93
Exercised	—	—
Forfeited	(303,990)	19.00
Outstanding at December 31, 2000	9,907,010	$ 18.93
Granted	**778,120**	**17.24**
Exercised	**(2,700)**	**19.00**
Forfeited	**(173,835)**	**18.41**
Outstanding at December 31, 2001	**10,508,595**	**$18.81**

The Company had options exercisable amounting to 8,497,496 and 8,187,041, with average prices of $18.98 and $19.00 at December 31, 2001 and 2000, respectively. The weighted average fair value of options granted was $8.61 and $10.13 for the years ended December 31, 2001, and 2000, respectively.

MCC applied APB 25 in accounting for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for any option grants in the accompanying consolidated statements of operations since the price of the options was at their fair market value at the date of grant. SFAS 123 requires that information be determined as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing pro forma information regarding net loss and loss per share. The weighted average fair value of all of the Employee Options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions: (i) risk free average interest rate of 4.7% and 6.2% for the years ended December 31, 2001 and 2000, respectively; (ii) expected dividend yields of 0%; (iii) expected lives of 6 years; and (iv) expected volatility of 45%. Had compensation costs been recorded for the Employee Options under SFAS 123, MCC's net loss and basic and diluted loss per share would have been increased from the "as reported" amounts to the "pro forma" amounts as follows:

Years Ended December 31,	**2001**	2000
(in thousands, except per share amounts)		
Net loss:		
As reported	**$(190,876)**	$(149,847)
Pro forma	**$(194,972)**	$(159,499)
Basic and diluted loss per share:		
As reported	**$(1.80)**	$(1.79)
Pro forma	**$(1.84)**	$(1.90)

Excluded from the above pro forma calculation are the 7,200,000 additional stock options issued to certain members of the management team discussed above since these options were issued in exchange for consideration representing their fair value.

The following table summarizes information concerning stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 7.00 to $12.00	56,000	8.25 years	$ 7.54	11,200	$ 7.54
$12.01 to $18.00	713,185	9.25 years	17.06	7,000	16.18
$18.01 to $22.00	9,739,410	4.41 years	19.00	8,479,296	19.00
	10,508,595	4.76 years		8,497,496	

(17) Selected Quarterly Financial Data (Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenues	**$90,334**	**$ 93,067**	**$192,937**	**$213,649**
Operating loss	**(9,982)**	**(10,101)**	**(8,854)**	**(33,555)**
Net loss before cumulative effect of accounting change	**(2,935)**	**(32,718)**	**(65,262)**	**(88,319)**
Net loss	**(4,577)**	**(32,718)**	**(65,262)**	**(88,319)**
Basic and diluted loss per share before cumulative effect of accounting change	**(0.03)**	**(0.35)**	**(0.54)**	**(0.74)**
Basic and diluted loss per share (a)	**(0.05)**	**(0.35)**	**(0.54)**	**(0.74)**
Weighted average common shares outstanding	**89,956**	**92,921**	**119,876**	**119,882**
2000				
Revenues	$ 77,440	$ 82,595	$ 84,478	$ 87,537
Operating loss	(30,757)	(5,425)	(5,665)	(8,771)
Net loss	(54,226)	(18,708)	(22,965)	(53,948)
Basic and diluted loss per share	(0.83)	(0.21)	(0.26)	(0.60)
Weighted average common shares outstanding	65,223	89,974	89,936	89,944

(a) The sum of quarterly earnings may not equal total year earnings per share due to the effect of the Company's public offering of its shares of its common stock during 2001.

(18) Subsequent Events

On February 4, 2002, the Company filed a registration statement with the SEC under which it may sell any combination of common and preferred stock, debt securities, warrants and subscription rights for a maximum aggregate amount of $1.5 billion. The SEC declared this registration statement effective on February 13, 2002.

During February 2002, the Company completed the transition of its high-speed Internet customers, which numbered over 112,000, to the Company's new, proprietary Mediacom Online[SM] high-speed Internet service, from the third-party provider Excite@Home. As part of the launch of Mediacom Online, the Company signed a multi-year agreement with AT&T Corp. ("AT&T") under which AT&T provides the Internet protocol network backbone and certain core Internet support functions for its new service.

Report of Management

The management of Mediacom Communications Corporation is responsible for the preparation and integrity of the consolidated financial statements, related notes and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and, where necessary, include certain amounts that are based upon management's informed judgments and estimates.

Mediacom's system of internal controls is a major element in management's responsibility to assure that the consolidated financial statements present fairly Mediacom's financial condition. The system includes both accounting controls and the internal auditing program, which are designed to provide reasonable assurance that Mediacom's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that fraudulent financial reporting is prevented or detected.

Mediacom's consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, who were given access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. The independent public accountants maintain an understanding of our internal controls and conduct tests and other auditing procedures considered necessary under the circumstances to express their opinion.

The Audit Committee of the Board of Directors, which is composed solely of directors who are not employees, provides oversight to Mediacom's financial reporting process and meets periodically with management and the independent public accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters.

Rocco B. Commisso
Chairman and Chief Executive Officer

Mark E. Stephan
Senior Vice President,
Chief Financial Officer, Treasurer and Director

Report of Independent Public Accountants

To the Shareholders of
Mediacom Communications Corporation:

We have audited the accompanying consolidated balance sheets of Mediacom Communications Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediacom Communications Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Stamford, Connecticut
February 13, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Our Class A common stock has been traded on the Nasdaq National Market under the symbol "MCCC" since February 4, 2000, the date of our initial public offering. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing sales prices for our Class A common stock as reported by the Nasdaq National Market:

	2001		2000	
	High	**Low**	High	Low
First Quarter	**$22.06**	**$16.56**	$19.75	$13.81
Second Quarter	**$21.99**	**$15.22**	$15.38	$ 7.38
Third Quarter	**$18.96**	**$12.91**	$17.75	$12.13
Fourth Quarter	**$18.26**	**$12.14**	$18.00	$12.25

As of March 19, 2002, there were approximately 89 holders of record of our Class A common stock (representing an aggregate of approximately 19,500 beneficial holders) and 12 holders of record of our Class B common stock.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

During the year ended December 31, 2001, we granted stock options to certain of our employees to purchase an aggregate of 778,120 shares of Class A common stock at an exercise price ranging from $12.92 to $20.11 per share.

The grant of stock options to our employees and non-employee directors was not registered under the Securities Act of 1933 because the stock options either did not involve an offer or sale for purposes of Section 2(a)(3) of the Securities Act of 1933, in reliance on the fact that the stock options were granted for no consideration, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933 pursuant to Section 4(2).

Company Information

Investor Information

Annual Report on Form 10-K
We will provide by mail, without charge, a copy of our annual report on Form 10-K at your request. Please direct all inquiries to Investor Relations at the address or phone number listed below.

Investor Relations
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941
845-695-2642

Transfer Agent
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-370-1163
www.melloninvestor.com

Trustee for Senior Notes and Convertible Senior Notes
The Bank of New York
Corporate Trust Division
101 Barclay Street—21W
New York, New York 10286

Annual Meeting of Shareholders
June 20, 2002, 10 a.m. (Eastern Time)
Sonnenschein Nath & Rosenthal
1221 Avenue of the Americas, 26th Floor
New York, New York 10020

Corporate Information

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com

Independent Auditors
Fiscal Years 1996-2001:
Arthur Andersen LLP
Stamford, Connecticut

Fiscal Year 2002:
PricewaterhouseCoopers LLP
New York, New York

Corporate Legal Counsel
Sonnenschein Nath & Rosenthal
New York, New York

Directors and Officers

Board of Directors

Rocco B. Commisso
Chairman and Chief Executive Officer,
Mediacom Communications Corporation

Craig S. Mitchell
Vice President, Finance and Treasurer
Morris Communications Company, LLC

William S. Morris III
Chairman and Chief Executive Officer
Morris Communications Company, LLC

Thomas V. Reifenheiser
Retired Global Media and
Telecom Group Executive
Chase Securities Inc.

Natale S. Ricciardi
Vice President, U.S. Manufacturing
Pfizer Inc.

Mark E. Stephan
Senior Vice President,
Chief Financial Officer and Treasurer
Mediacom Communications Corporation

Robert L. Winikoff
Partner, Sonnenschein Nath & Rosenthal

Executive Officers

Rocco B. Commisso
Chairman and Chief Executive Officer

Mark E. Stephan
Senior Vice President,
Chief Financial Officer,
Treasurer and Director

Charles J. Bartolotta
Senior Vice President,
Customer Operations

James M. Carey
Senior Vice President, Operations

Italia Commisso Weinand
Senior Vice President, Programming and
Human Resources and Secretary

Calvin G. Craib
Senior Vice President,
Business Development

William I. Lees, Jr.
Senior Vice President and
Corporate Controller

John G. Pascarelli
Senior Vice President, Marketing and
Consumer Services

Joseph Van Loan
Senior Vice President, Technology

Joseph E. Young
Senior Vice President and
General Counsel



Rocco B. Commisso
Chairman and
Chief Executive Officer



Mark E. Stephan
Senior Vice President,
Chief Financial Officer,
Treasurer and Director



Charles J. Bartolotta
Senior Vice President,
Customer Operations



James M. Carey
Senior Vice President,
Operations



Italia Commisso Weinand
Senior Vice President,
Programming and Human
Resources and Secretary



Calvin G. Craib
Senior Vice President,
Business Development



William I. Lees, Jr.
Senior Vice President and
Corporate Controller



John G. Pascarelli
Senior Vice President,
Marketing and
Consumer Services



Joseph Van Loan
Senior Vice President,
Technology



Joseph E. Young
Senior Vice President and
General Counsel

Mediacom
COMMUNICATIONS CORPORATION

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com